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                                                SOLUTIA INC.
[SOLUTIA logo]                                  575 Maryville Centre Drive
                                                P.O. Box 66760
                                                St. Louis, Missouri 63166-6760
                                                Tel 314-674-1000


January 18, 2007



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


Attention:    Mr. John Cash
              Ms. Tricia Armelin
              Ms. Anne McConnell


RE:      SOLUTIA INC.
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, FILED MARCH 15, 2006
         FILE NO. 1-13255


Dear Ladies and Gentlemen:

Solutia Inc. ("Solutia" or "the Company") acknowledges receipt of the Staff's comment letter dated January 11, 2007 regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Commission") on March 15, 2006 (the "2005 Form 10-K"). The Company's response to your comment is set forth below. For your convenience, we repeat your comment in bold immediately preceding our response. This letter is being filed via EDGAR in accordance with the rules and regulations of the Commission.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------

NOTE 23. SEGMENT AND GEOGRAPHIC DATA, PAGE 103
----------------------------------------------

COMMENT NO. 1
-------------

WE REVIEWED YOUR RESPONSE TO OUR LETTER DATED DECEMBER 6, 2006. BASED ON THE INFORMATION YOU PROVIDED, IT IS NOT CLEAR TO US THAT CP FILMS AND OPP EXHIBITED SIMILAR ECONOMIC CHARACTERISTICS DURING THE PERIODS PRESENTED HOWEVER WE NOTE YOUR EXPECTATION THAT PROJECTED EBIT MARGINS WILL NARROW IN THE FUTURE. BASED ON THE RELATIVE SIZE OF CP FILMS TO YOUR CONSOLIDATED RESULTS AND EXPECTATION THAT PROJECTED MARGINS WILL NARROW, WE HAVE NO FURTHER COMMENT ON YOUR AGGREGATION OF CP FILMS AND OPP. HOWEVER, WE ASSUME YOU WILL EVALUATE THE APPROPRIATENESS OF YOUR SEGMENT DISCLOSURES IN EACH


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Securities and Exchange Commission
January 18, 2007
Page 2
Solutia Inc.


REPORTING PERIOD. TO THE EXTENT THAT CONVERGENCE OF EBIT MARGINS DOES NOT OCCUR AS YOU EXPECT OR THE RELATIVE SIZE OF CP FILMS INCREASES, WE ALSO ASSUME YOU WILL REEVALUATE WHETHER THE AGGREGATION OF CP FILMS AND OPP INTO ONE REPORTABLE SEGMENT IS APPROPRIATE IN ACCORDANCE WITH SFAS 131. PLEASE CONFIRM YOUR INTENTIONS IN THIS MATTER.

RESPONSE NO. 1
--------------

The Company will continue to evaluate the appropriateness of our segment disclosures each reporting period to determine if changes in our business activities or the manner in which our chief operating decision maker reviews the Company creates a change in operating segments in accordance with paragraph 10 of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"). Further, the Company will continue to evaluate the appropriateness of the aggregation of our operating segments each reporting period if there is a change in any of the aggregation criteria within the operating segments in accordance with paragraph 17 of SFAS 131.

In addition, the Company will continue to review actual and projected EBIT margins to verify that EBIT margins for CP Films and OPP are converging as expected. The Company also confirms its intention to monitor the relative size of CP Films as compared to consolidated Solutia each reporting period to evaluate whether the aggregation of CP Films and OPP into one reportable segment is appropriate in accordance with SFAS 131.

                                   ** ** **

In connection with the Company's response to the comments of the Staff, the Company acknowledges that:
     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
     o the Staff comments or the Company's changes to its disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
January 18, 2007
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Solutia Inc.


                                 Very truly yours,

                                 /s/ James M. Sullivan

                                 James M. Sullivan
                                 Senior Vice President, Chief Financial Officer And Treasurer

cc: Jeffry N. Quinn, Chairman, President and Chief Executive Officer Rosemary L. Klein, Senior Vice President, Secretary and General Counsel Timothy J. Spihlman, Vice President, Corporate Controller
      Nathan M. Suddeth, Deloitte & Touche LLP